

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2013

Via E-mail
Min Sok Randy Park
President
Hyundai ABS Funding Corporation
3161 Michelson Drive, Suite 1900
Irvine, California 92612

> **Re: Hyundai Auto Receivables Trust 2010-A**
> **Hyundai Auto Receivables Trust 2010-B**
> **Forms 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **File Nos. 333-144832-04, 333-144832-05**

Dear Mr. Park:

We have reviewed your filings and have the following comment. Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filings and the information you provide in response to the comment, we may have additional comments.

Exhibits 31.1 to the Forms 10-K for Hyundai Auto Receivables Trusts 2010-A & 2010-B

1. We note that paragraph four of your certification specifies that there were multiple "servicer compliance statements" from the "servicers." We also note, however, that your Form 10-Ks include only one servicer compliance statement, which is from Hyundai Capital America. Please confirm that for purposes of Item 1123 of Regulation AB that Hyundai Capital America is the only servicer. See the Instruction to Item 1123.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Hughes Bates, Attorney-Advisor at 202-551-3731or me at 202-551-3850 if you have any questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief